FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on July 29th, 2019, regarding its financial results for the Second Quarter 2019.

Key Highlights 1 Banco de Chile Earnings Report 2Q19

Key Highlights ‘The 2 Q 19 was an excellent example of our ability to cope with a challenging environment . In figures, the quarter was simply unparalleled . We managed to return to ROAE levels in the range of 18 - 20 % by recording an unprecedented bottom line of Ch $ 192 Bn . Both customer and non - customer income behaved positively by growing Ch $ 42 Bn . and 40 Bn . , respectively . The former continued to be steered by a solid advance in income from loans, higher contribution of DDAs to our funding and, more importantly, strong fee - based income that rose by Ch $ 22 Bn . YoY reflecting the effectiveness of our cross - selling strategy that we carried out by means of offering traditional banking products as well as more sophisticated services through our subsidiaries . I would like to highlight, in this regard, that in the 2 Q 19 we put in place the strategic partnership achieved with an international insurance company, which will provide our customers with a broader value offering while enabling us to sustain further income growth in the mid - term . As for non - customer income we certainly benefited from both a normalized inflation within the period, which boosted the contribution of our consistent structural exposure to UF, and a sharp decrease in interest rates, nominal and real, that translated into higher gains from the management of trading and AFS positions for both the bank and some subsidiaries . On the other hand, risk expenses remained healthy, as reflected by a very favorable LLP ratio of 1% . Even though provisions grew YoY, the net increment was mostly explained by a low comparison base driven by an extraordinary risk performance of the wholesale segment in the 2 Q 18 . As for OpEx, as we have mentioned previously, we are working hard on streamlining processes while optimizing the way of providing services to our customers . As a result, over the last quarters we have incurred non - recurrent expenses in order to deploy an enlarged ATM network, redesign our branches to host a new service model, take first steps of an ambitious efficiency program, undertake a front - to - back digital transformation while restructuring part of the organization to be prepared for the future of banking . We are confident that all of these actions should bring about the efficiency and productivity we need to face coming challenges while sustaining long - term profitability . Over the rest of the year, we will continue to deploy our strategy while implementing those initiatives that pursue to sustain long-term competitive capabilities. Even though expectations on the economic environment have been revised downwards, which could affect loan growth, we should benefit from liabilities repricing in the very short-term, inflation by the end of the year and our strong fee income generation capacity. Furthermore, unlike some other banks, we expect a significantly low impact of new credit risk requirements for SME loans on our P&L' Eduardo Ebensperger - CEO Our bottom line increased 18.2% YoY by posting Ch$192.1 Bn. in the 2Q19, the highest amount achieved in our history. +18.2% YoY growth in Net Income Customer income recorded a strong increase of Ch $ 41 . 5 Bn . YoY, supported by solid fee - based income and higher income from loans . +11.5% YoY increase in Customer Income Once again, we completed a record quarter in terms of checking account openings by adding ~31,900 new holders. ~31,900 New Checking Account Openings 2

Financial Snapshot 163 192 4 1 . 5 39.5 (14.1) ( 20 . 1 ) (17 . 2) 2 Q 18 2 Q 19 Loan Loss Pr o v i s ions N o n - c u s t o m e r Income Op. Expenses Income tax & Others +18.2% C u s t o m e r Income (1) Includes Banchile Mutual Funds Management and Banchile Stock Brokerage (In billions of Ch$) Net Income Ratios 2Q19 1H19 ROAE 22.9% 17.6% NIM 4.5% 4.2% LLP / Avg. Loans 1.0% 1.1% Efficiency Ratio 43.0% 46.0% TIER I Ratio 11.0% 11.0% ~Ch$431 Bn. Quarterly Origination of Mortgage Loans in the 2Q19 (+45.0% YoY) ~Ch$748 Bn. Quarterly Origination of SME Loans in the 2Q19 (+12.2% YoY) ~Ch$1,33 0 Bn. Quarterly Origination of Middle Market Loans in the 1Q19 (+6.8% QoQ) ~31,900 New Checking Accounts in the 2Q19. Record Quarterly Amount. +12.8% YoY in Leasing & Factoring Loans as of June 2019 +41.2% YoY In transactions performed on our mobile apps in the 2Q19 (11.6 MM Transactions) Alliance First time recognition of additional income from strategic alliance with Insurance partner #1 in AUM Banchile Mutual Funds remains leader with a market share of 21.5% as of June 2019 +74% YoY Banchile Inversiones’ Net Income in the 2Q19 (1) (+49% YTD) 3

Financial Snapshot (In billions of Ch$) 163 2 Q 18 1Q19 102 2Q19 192  During the 2 Q 19 our net income increased 18 . 2 % YoY, equivalent to Ch $ 29 . 6 Bn . This performance was mainly explained by a significant increase in our top line equivalent to Ch $ 81 . 0 Bn . coming from both customer and non - customer income that behaved very positively . Net Income $192 Operating Revenues 457 4 4 5 538 2 Q 18 1 Q 19 2 Q 19  Operating revenues recorded an increment of Ch $ 81 . 0 Bn . (or 17 . 7% ) YoY and a strong recovery of 21 . 1 % QoQ . This increase was related to both customer income soaring 11 . 5 % YoY, mainly explained by higher income from fees and commissions, and non - customer income showing a sharp increase of 40 . 9 % YoY . Unlike the 1 Q 19 , this quarter we benefited from inflation and the positive impact of lower interest rates on financial assets . 54 89 68 2 Q 18 1 Q 19 2 Q 19  Loan loss provisions increased Ch $ 14 . 1 Bn . or 26 . 3 % YoY, as a result of loan growth (mostly in the Retail banking segment) and a net increase largely explained by a low comparison base . These effects were partly offset by the positive impact of the exchange rate on our USD - denominated provisions . LLP ratio stood at 0 . 96 % which is still below mid - term trend . $538 Provisions for Loan Losses $68 Operating Expenses 2 1 2 2 2 1 232 2 Q 18 1 Q 19 2 Q 19  Operating expenses posted a 9 . 5 % YoY rise in the 2 Q 19 , mainly due to higher personnel expenses, along with the implementation of diverse internal projects including ; digital transformation, the efficiency program, branch optimization and a larger ATM network . Based on this change, and due to higher operating income, our efficiency ratio registered a significant improvement from 46 . 3 % in the 2 Q 18 to 43 . 0 % in the 2 Q 19 . $232 Total Loans 4 26 , 517 2 8 , 186 28 , 8 3 4 2 Q 1 8 1 Q 1 9 2 Q 1 9  As of Jun 19 , our Total Loans posted an increment of 8 . 7 % YoY and a solid QoQ growth of 2 . 3% ( 9 . 5 % annualized) . This increase was concentrated in the Retail banking segment, which grew 11 . 1 % YoY in the 2 Q 19 , given a 10 . 8 % YoY growth in Personal Banking, particularly in residential mortgage loans, and a 12 . 4 % YoY expansion in SMEs . Last but not least, the wholesale banking segment recorded a 4 . 9 % YoY increase in total loans . However, on a QoQ basis, loans managed by this segment swelled 2 . 3% , fostered by an improved performance of the Multinational and Infrastructure banking unit that grew 22 . 5 % YoY and 13 . 5 % QoQ in loan balances . $28,834

Economic Outlook

GDP Growth
(YoY)



5.3
2.6
3.6
1.6
2.1
2Q18
3Q18
4Q18
1Q19
2Q19e

CPI & Unemployment Rate
(YoY)



7.2
7.1
6.7
6.9
7.2
2.5
3.1
2.6
2.0
2.3
2Q18
3Q18
4Q18
1Q19
2Q19e
CPI
Unemployment

Loan Growth(1,2,3)
(12m% change as of May19, in real terms)



7.8%
7.7%
7.4%
7.2%
7.2%
7.2%
6.7%
7.3%
7.0%
6.8%
6.6%
6.5%
6.8%
6.8%
6.6%
6.4%
5.9%
5.9%
5.5%
5.1%
2Q18
3Q18
4Q18
1Q19
may-19
Total Loans
Commercial
Mortgage
Consumer

(1) Figures do not include operations of subsidiaries abroad.
(2) 12-month real growth adjusted by the effect of the consolidation of CMR and Presto credit card loans for months before Dec-18.
(3) 2Q19 for the industry considers information as of May 2019 (latest available information).

The GDP was up 2.2% on average between April and May, above the 1.6% of the 1Q19. On a sequential basis (adjusting by seasonality), the quarterly annualized growth increased to 3.4% in May, from the null expansion in the 1Q19. Despite this surge, the performance of the local economy remains below expectations observed early this year. However, rather than local factors, global slowdown seems to be the main underlying cause affecting the Chilean economy.

From the demand point of view, a significant slowdown of external demand on Chilean GDP has taken place, confirming the impact of deteriorated external conditions. In the 2Q19, for instance, exports fell 8.0% (-3.9% in 1Q19), steered by the 8.4% YoY decline in mining. The domestic demand, in turn, continued to be fostered by strong services that offset a lackluster expansion in durable goods. Even though gross investment has supported growth since last year, the decline in both capital goods imports and business confidence have lifted some doubts regarding the evolution of total investment over the rest of the year.

The unemployment rate has been hovering around 7.0%. In the quarter ended in May, salaried workforce increased 1.3%, while nominal and real wages grew 5.1% and 2.3% YoY, respectively. Consequently, the real wage bill improved to 3.6%, growing faster in recent months and suggesting the labor market is backing overall growth, mitigating the negative spillover coming from the global economy.

Following the previous quarters' trend, the CPI has remained in the lower boundary of the Central Bank target. In June, CPI did not change at all, resulting in a 2.3% YoY increase. Amid this scenario, the Central Bank hit the market by cutting the reference rate 50 bp. in June to 2.5%. According to the Central Bank's board, the decision was made in light of an upward revision of potential growth estimate and a higher than expected slack in the economy. It should be noted that Chile has been the only country that has reduced the policy rate this year, reflecting the ability to implement counter-cyclical policies.

Looking ahead, the Economic Expectation Survey conducted by the Central Bank revealed that GDP is expected to continue growing slower than its potential until 2020. Specifically, the economy would grow 2.8% and 3.2% in 2019 and 2020, respectively, while inflation would converge to the 3.0% target next year. In regards to monetary policy, market consensus suggests there would be an additional 25 bp. cut over the next two quarters. The policy rate would normalize in 2020.

As for the banking industry, it recorded an annual real growth of 6.8% in total loans as of May19, 0.6% lower than the 1Q19. Unlike the trend seen over the last quarters, the quarterly drop was primarily influenced by a deceleration in commercial loans, whose 12-month change went down 120 bp. (real) as compared to the 1Q19. Nevertheless, 2Q19 change in commercial loans continued to positively compare to the figure posted a year ago (5.1% real). Instead, 12-month growth in mortgage loans continued to steepening thanks to a strengthened demand for housing (including trends in the rental market) in the last quarters, effect that has been amplified by a low interest rate scenario. As a result, mortgage loans increased 7.0% (real) YoY as of May19. Lastly, consumer loans increased 7.2% YoY and remained almost flat when compared to the figure posted in the 1Q19. To some degree, this trend could be reflecting the behavior of domestic demand and data recently unveiled illustrating a decrease in retail sales.

As of May 2019, the industry recorded a bottom line of Ch$1,179 Bn., denoting a YoY growth of 9.3% when compared to a year earlier. The change was mostly attributable to the incorporation of new businesses (CMR and Presto) to the banking industry, which caused an increase in operating revenues (Ch$526 Bn.), that was partly offset by higher loan loss provisions (Ch$161 Bn. YoY) and growth in OpEx (Ch$171 Bn.).

Second Quarter Results Operating Revenues Our top line showed a significant improvement in the 2Q19 by posting a QoQ rise of 21 . 1 % and a YoY increase of 17 . 7% . This change was influenced by customer income climbing Ch $ 41 . 5 Bn . YoY and non - customer income boosting Ch $ 39 . 5 Bn . when compared to the 2 Q 18 . Main effects benefiting our revenues were, as follows:  An increase of ~Ch $ 28 . 9 Bn . YoY explained by the contribution of our UF net asset exposure, due to the positive impact of an UF increment of 1 . 22 % in this quarter, as compared to the 0 . 71 % increase seen in the 2 Q 18 .  Fee income growing Ch$22.2 Bn. YoY due to higher revenues from: (i) insurance brokerage that posted a 33 . 3 % or Ch $ 9 . 2 Bn . YoY increase, attributable to a 19 . 0 % annual increase in written premiums and the first - time recognition of income related to the 15 – year joint venture signed with an international insurer, (ii) transactional services going up Ch $ 9 . 1 Bn . owing to rises in both fees from credit cards (Ch $ 5 . 3 Bn . ) and ATMs (Ch $ 3 . 4 Bn . ), and (iii) mutual funds management that showed higher revenues by Ch $ 2 . 6 Bn . when compared to the 2 Q 18 due to portfolio rebalancing and higher revenues from fixed - income funds .  Higher income from loans by Ch $ 9 . 6 Bn . YoY, in line with an 8 . 7 % YoY expansion in average loans, primarily focused on retail banking, which posted an 11 . 2 % YoY growth . Also, worth noting is the 5 . 0 % YoY growth in wholesale banking .  Higher net financial income from subsidiaries by ~Ch $ 9 . 0 Bn . , due to a positive effect of decreasing local interest rates on the fixed - income portfolio of our Securities Brokerage subsidiary .  An increase of Ch $ 7 . 3 Bn . in income from Trading and Investment Portfolio . In the 2 Q 19 we benefited from a sharp decrease in interest rates following the 50 bps . cut in the reference rate by the Central Bank and the effect of higher than expected inflation on real rates . Also, our Sales & Structuring unit closed important deals in the period that resulted in further income of Ch $ 3 . 7 Bn . YoY .  A Ch $ 6 . 2 Bn . YoY rise in the contribution of demand deposits to our funding . The increase was related to : (i) higher interest rates, particularly in foreign currency, which grew around 89 bp . YoY on average, and (ii) a 3 . 3 % YoY growth in average balances . These factors were partially counterbalanced by:  A decrease of Ch $ 11 . 7 Bn . YoY in operating revenues due to the negative impact of 0 . 1 % Ch $ appreciation in the 2 Q 19 as compared to the depreciation of 8 . 1 % in the 2 Q 18 on the USD asset position that hedges our exposure to USD – denominated expenses . On a YTD basis, our operating revenues increased roughly 8 . 9 % YoY, or Ch $ 80 . 7 Bn . , which was mainly associated with an expansion in customer income (Ch $ 74 . 2 Bn . ) . The main factors behind this change were : (i) higher fee income by Ch $ 36 . 4 Bn . steered by insurance brokerage and transactional services, (ii) higher income from loans by Ch $ 18 . 7 Bn . related to the increase in average balances that offset a tempered drop in spreads as a result of higher competition, (iii) DDAs’ contribution growing Ch $ 14 . 7 Bn . due to increasing foreign interest rates and higher balances, (iv) higher financial revenues from our subsidiaries by Ch $ 11 . 6 Bn . due to positive results on the fixed - income portfolio of our Securities Brokerage subsidiary, and (v) higher income from Trading, Investment and Sales & Structuring amounting Ch $ 8 . 5 Bn . These results were partially counterbalanced by (i) lower revenues due to FX trends on our USD hedging position by Ch$11.8 Bn. YoY, (ii) a negative impact of Ch$6.2 Bn. related to the CVA for derivatives. Operating Revenues (In billions of Ch$) Quarters 2Q18 2Q19 Year End Jun - 18 Jun - 19 Net Interest Income 331 . 0 366 . 1 647 . 5 667 . 1 Net Fees and Commissions 90 . 1 112 . 2 179 . 2 215 . 6 Net Financial Operating Income 50 . 0 34 . 9 52 . 1 43 . 4 Foreign Exchange Transactions - 18 . 2 16 . 3 7 . 3 32 . 4 Other Operating Income 4 . 4 8 . 8 16 . 1 24 . 3 Total 457 . 3 538 . 3 902 . 2 982 . 9 Customer / Non Customer Income (In billions of Ch$) 3 6 1 366 3 7 0 3 8 4 402 97 99 1 3 7 61 136 457 4 6 5 5 0 6 4 4 5 538 2Q18 3Q18 Customer Income 4 Q 1 8 1 Q 1 9 2 Q 1 9 Non - Customer Income Operating Margin (1) Operating Revenues / Avg. Interest Earning Assets 6 . 1 6% 6 . 1 0% 6 . 4 9% 5 . 5 9% 6 . 6 7% 5 . 2 2% 4 . 5 1% 5 . 3 4% 5 . 0 5% 5.67%* B C H I n d u s t r y 2Q18 3Q18 4Q18 1Q19 2Q19 (1) 2Q19 for the industry considers months of April and May only (latest available information). +17.7% 6

Second Quarter Results Loan Loss Provisions & Allowances Loan Loss Provisions & Allowances (In billions of Ch$) Loan Loss Allowances Credit Quality Ratios Quarters 2Q18 2Q19 Year End Jun - 18 Jun - 19 Initial Allowances - 5 64.7 - 629.5 - 55 8 .2 - 607.1 Charge - offs 69.0 77.2 14 5 .3 155.4 Sales of Loans 0.0 2.5 0.0 2.5 Provisions established, net - 64.3 - 78.5 - 14 7 .2 - 179.0 Final Allowances - 5 60.1 - 628.2 - 56 0 .1 - 628.2 Provisions Established - 64.3 - 78.5 - 14 7 .2 - 179.0 Prov. Financial Guarantees - 3.0 - 1.7 - 3.7 - 2.4 Additional Provisions 0.0 0.0 0.0 0.0 Recoveries 13.6 12.2 2 6 .2 24.4 Loan Loss Provisions - 53.8 - 68.0 - 12 4 .8 - 157.1 Allowances / Total loans 2.11% 2.18% 2.11% 2.18% Allowances / Total Past Due 1 .77x 1.94x 1.7 7 x 1.94x Provisions / Avg. Loans 0.82% 0.96% 0.97% 1.12% Charge - offs / Avg. Loans 1.06% 1.09% 1.13% 1.10% Total Past Due / Total Loans 1.19% 1.12% 1.19% 1.12% Recoveries / Avg. Loans 0.21% 0.17% 0.20% 0.17% Provisions / Average Loans (1) 0 . 8 2% 1 . 4 3% 0 . 9 0% 1 . 2 7% 0 . 9 6% 1 . 10% 1 . 0 9% 1 . 1 7% 1 . 1 5% 1 . 2 2% 2 Q 1 8 2 Q 1 9 B C H Industry 1.1 7% 1 . 19% 1 . 1 5% 1.0 9% 1 . 18% 1 . 1 2% 2.0 0% 3Q18 4Q18 1Q19 Total Past Due / Total Loans (1) 1.9 5% 1.9 7% 1.9 5% 1.9 8% 1.9 6% 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 BCH Industry (1) 2Q19 for the industry considers months of April and May only (latest available information). 7 During the 2Q19, loan loss provisions recorded a YoY increment of Ch $ 14 . 1 Bn . or 26 . 3% . Even though this change seems to be significant, it is basically explained by a low basis for comparison . Actually loan loss provisions posted Ch $ 53 . 8 Bn . in the 2 Q 18 , which was fairly lower than the average of the last eight quarters (Ch $ 67 . 8 Bn . ) . In this regard, the figure posted this quarter, which amounted to Ch $ 68 . 0 Bn . and resulted in a LLP ratio of 0 . 96% , positively compares to the Ch $ 89 . 2 Bn . registered in the 1 Q 19 , by reflecting a decrease of Ch $ 21 . 2 Bn . or 23 . 8% . As we mentioned in the 1 Q 19 , the risk expense posted that quarter was mostly explained by non - recurrent factors . The YoY increment in overall loan loss provisions in the 2 Q 19 was mainly supported by :  A net increase of approximately Ch $ 15 . 6 Bn . mainly concentrated in the wholesale banking segment . Nevertheless, this increment was largely associated with a better than expected credit behaviour of wholesale customers in the 2 Q 18 . That quarter, when adjusting by FX impact, we had a net release of approximately Ch $ 13 . 2 Bn . in wholesale loan loss allowances, of which Ch $ 11 . 7 Bn . were explained by two counterparties .  An increase in loan loss provisions of approximately Ch $ 6 . 8 Bn . explained by loan growth (volume and mix effects altogether) . This effect was concentrated in the retail banking segment, which posted an increment of 11 . 2 % in average loan balances . The previous effects were partly counterbalanced by a positive FX impact on USD - denominated loan loss allowances by roughly Ch $ 8 . 2 Bn . YoY, as a consequence of a 0 . 1 % appreciation of the Ch $ in the 2 Q 19 as compared to an 8 . 1 % depreciation in the 2 Q 18 . As we mentioned previously, our ratio of LLP to average loans reached 0 . 96 % in the 2 Q 19 , which compares to the 0 . 82 % posted a year ago . However, when compared to the 1 Q 19 , this ratio shows an important advance of 31 bp . , from the 1 . 27 % recorded in the previous quarter . On a YTD basis, our loan loss provisions registered an increment of Ch $ 32 . 4 Bn . , as a result of :  A net increase of Ch $ 25 . 2 Bn . focused on the retail banking segment, which had an increment of Ch $ 15 . 0 Bn . This surge was deeply linked to the non - recurrent effects mentioned in the 1 Q 19 for the retail segment, related to an increase in NPLs and new indebtedness information of current and new debtors that arose as a result of new players entering into the banking system . In addition, the wholesale segment had an increase of Ch $ 9 . 9 Bn . YoY given the excellent credit behaviour of some customers in 2018 , as mentioned above .  In addition, there was an effect of loan growth and change in mix that resulted in increased loan loss provisions by roughly Ch $ 15 . 3 Bn . , mostly explained by a 10 . 8 % YoY expansion in average balances of loans managed by the retail banking segment . Both effects were partially offset by the impact of exchange rates that amounted to Ch $ 8 . 2 Bn . YoY . As a result, our ratio of loan loss provisions to average loans registered an increment of 15 bp . , from the 0 . 97 % as of Jun 18 to 1 . 12 % as of Jun 19 , while the industry ratio posted 1 . 17% .

Second Quarter Results Operating Expenses Operating Expenses (In billions of Ch$) Additional Information Quarters 2Q18 2Q19 Year End Jun - 18 Jun - 19 Personnel expenses - 1 02 . 1 - 11 5 .4 - 2 09 . 9 - 2 2 8.9 Administrative expenses - 8 2 . 8 - 8 7 .3 - 1 62 . 2 - 1 6 6.3 Depreciation and Amort. - 9 . 3 - 1 7.5 - 1 8 .5 - 3 4.7 Impairments 0 . 0 - 0.8 0.0 - 0.8 Other Oper. Expenses - 1 7 . 4 - 1 0 .7 - 2 5.3 - 2 1.8 Total Oper. Expenses - 2 11 . 6 - 23 1 .7 - 4 15 . 9 - 4 5 2.5 Op. Exp. / Op. Rev. 4 6. 3% 4 3. 0% 46 . 1% 4 6. 0% Op. Exp. / Avg. Assets 2. 5% 2. 5% 2 . 5% 2. 5% Headcount (#) 13 , 9 64 1 3, 8 0 7 1 3, 9 64 1 3 , 807 Branches (#) 3 96 3 8 2 3 96 38 2 Efficiency Ratio (1) Operating Expenses/Operating Revenues 4 6 . 3% 45.5% 43.5% 49 . 7% 43.0% 50 . 2% 50.7% 52.6% 51.3% 4 6 . 7% 2 Q 18 3 Q 18 4 Q 18 1 Q 19 2 Q 19 B C H Industry 8 (1) 2Q19 for the industry includes months of April and May only (latest available information) During the 2Q19, our operating expenses totaled Ch$231.7 Bn., representing an increase of Ch$20.1 Bn. or 9.5% YoY when compared to the 2Q18. Main underlying causes for this expansion were:  An increase of Ch $ 13 . 2 Bn . in personnel expenses, representing a 13 . 0 % expansion when compared to the 2 Q 18 . This YoY increment was mostly explained by : (i) a growth in bonuses and incentives related to a low comparison base due to the reversal of bonuses incurred in the 1 Q 18 for the completion of collective bargaining processes, which were subsequently deferred since the 2 Q 18 , (ii) higher severance payments given organizational restructuring that pursues to adapt the corporation to new internal challenges, and (iii) greater expenses in salaries and other benefits, attributable to both the impact of inflation effect and benefits negotiated with unions in last year’s collective bargaining processes .  A YoY increase of Ch $ 8 . 2 Bn . in depreciations and amortizations, mainly explained by the adoption of IFRS 16 (Leases) . As explained in the 1 Q 19 , leases must be recognized as an asset in use while expenses that used to be accounted for as rentals (administrative expenses) are booked now as a sort of intangible asset . Adjusting by this effect, depreciations and amortizations would have only increased Ch $ 1 . 5 Bn . YoY, well explained by IT projects, such as the expansion of our ATM network .  An increment of Ch $ 4 . 5 Bn . in administrative expenses when compared to the 2 Q 18 . If we adjust by the effect above - explained treatment for rentals, this line - item would have increased Ch $ 11 . 3 Bn . YoY . The underlying causes of this growth were : (i) an increase in outsourced services, mainly explained by non - recurrent costs related to restructuring of our salesforce, as mentioned in previous quarters, (ii) higher maintenance expenses explained by both the commercial partnership achieved with a local retailer that resulted in an enlargement of our ATM network and our new service model that continues to be deployed in our branch network, (iii) a YoY rise in IT and Communication expenses linked to disbursements aimed at streamlining our internal processes and procedures in order to improve efficiency, and (iv) higher marketing expenses, due to communication and commercial campaigns as well as seasonality effects in payments . These factors were partly counterbalanced by a YoY decrease of Ch $ 6 . 7 Bn . in other operating expenses in the 2 Q 19 , due to higher operational charge - offs in the 2 Q 18 related to the cyber - security incident occurred in May 2018 . When isolating this effect, other operating expenses would have tepidly increased Ch $ 0 . 2 Bn . YoY . Based on the above, and considering the expansion of Ch $ 81 . 0 Bn . in operating revenues, our efficiency improved 33 bp . YoY, from 46 . 3 % in the 2 Q 18 to 43 . 0 % in the 2 Q 19 . This ratio continued to positively compare to the industry’s ratio, which amounted to 46 . 7% . On a YTD basis, our cost base amounted to Ch $ 452 . 5 Bn . , posting an increase of 8 . 8 % or Ch $ 36 . 6 Bn . YoY, mainly due to : (i) higher personnel expenses by Ch $ 19 . 0 Bn . given increases in bonuses, salaries and severance payments for the reasons mentioned above, (ii) an increment of Ch $ 16 . 2 Bn . (Ch $ 2 . 3 Bn . adjusted by IFRS 16 ) in depreciations and amortizations as a result of IT projects, (iii) a rise of Ch $ 4 . 2 Bn . (Ch $ 17 . 7 Bn . adjusted by IFRS 16 ) in administrative expenses, mainly attributable to IT, commercial and efficiency projects . These effects were partially counterbalanced by a decrease of Ch $ 3 . 5 Bn . in other operating expenses, largely explained by lower operational charge - offs .

Second Quarter Results Results by Business Segments During this quarter we registered a YoY increase of Ch$46.6 Bn. in income before income tax, from Ch$194.9 Bn. in the 2Q18 to Ch$241.5 Bn . in the 2 Q 19 . The highest contribution to our pre - tax income came from the Retail Banking segment, which concentrated a 51 . 6 % of the total amount, comparing positively to the 42 . 7 % shown in the previous quarter . It was followed by the Wholesale Banking segment, which explained 33 . 4 % of our bottom line . Lastly, our Subsidiaries and Treasury contributed 10 . 5 % and 4 . 5% , respectively, to the total amount posted this quarter . The main drivers supporting the performance of each segment were, as follows : The Retail Banking segment improved 33 . 0 % YoY in terms of income before income tax in the 2 Q 19 , equivalent to an increase of Ch $ 30 . 1 Bn . when compared to the 2 Q 18 . This change was primarily explained by an increment of Ch $ 58 . 7 Bn . YoY in operating revenues, influenced by : (i) fee - based income growing Ch $ 18 . 7 Bn . YoY, mainly prompted by insurance brokerage and transactional services fees as mentioned earlier, (ii) higher income from loans due to an expansion in loan balances that offset a decrease in lending spreads, (iii) additional revenues from demand deposits primarily given an increase in average balances, and (iv) higher contribution of the UF gap allocated to this segment . These effects were to some extent counterbalanced by higher loan loss provisions as a consequence of loan growth of 11 . 2 % YoY when compared to the 2 Q 18 . As for the Wholesale Banking segment, it posted a moderate 0 . 3 % YoY increase, or Ch $ 0 . 3 Bn . , in income before income tax . This variation was explained by two opposite effects . First, an increase in operating revenues by Ch $ 4 . 7 Bn . associated with (i) higher income from demand deposits given an increase in interest rates, particularly in foreign currency within the period, (ii) a rise in fees and commissions due to higher commercial activity related to investment banking, cash management services and contingent loans, and (iii) improved income from loans, based on average loans growing 5 . 0 % YoY . These factors were partly offset by the negative effect to FX on the hedge of USD - denominated loan loss allowances by roughly Ch $ 7 . 7 Bn . The whole increase in operating revenues was almost completely offset by growth in loan loss provisions, largely backed by better than expected credit behavior of some wholesale customers in the 2 Q 18 , pulling the basis for comparison down, which was partly offset by a positive FX effect . Our Treasury segment recorded a significant increment in pre - tax income of Ch $ 6 . 8 Bn . YoY (or 164 . 9% ) . The improvement was mainly influenced by higher gains of approximately Ch $ 7 . 3 Bn . associated with the management of our Trading and Investment portfolios, mainly explained by the positive impact of a sharp decrease in interest rates on the fair value of our financial positions . Main drivers for these movements in rates were : (i) the Central Bank’s decision of lowering the reference rate ( - 50 bps . ) last June and (ii) higher than expected inflation of May that pushed down real rates . Finally, our Subsidiaries showed a YoY increment of 52 . 1 % or Ch $ 8 . 7 Bn . in pre - tax income . The main factor supporting this change was a Ch $ 10 . 5 Bn . YoY surge in the top line, fostered by higher income from the Securities Brokerage subsidiary, given the favorable effect lower interest rates on its fixed - income portfolio . To a lesser extent, the Securities Brokerage and Investment Banking subsidiaries took part of important equity deals in the local market that also contributed to the segment’s performance . The above was partly offset by an increase in administrative expenses of our Insurance Brokerage subsidiary . Income before Income Tax Contribution by Business Segment (%) 5 1 . 6% 3 3 . 4% 4 . 5% 10 . 5% Retail Banking Treasury Wholesale Banking Subsidiaries 2 Q 1 9 Income before Income Tax Change by Business Segment (In billions of Ch$) 94 125 81 4 80 11 17 25 195 242 2Q18 Subsidiaries Wholesale Banking 2Q19 Treasury Retail Banking 23.9% 9

Second Quarter Results Loan Portfolio Loans by Segment (In Billions of Ch$ and %) 16,235 17,638 18,044 10,282 10,547 10,789 26 , 517 2 8 , 1 8 6 28 , 834 2 Q 18 2 Q 19 1Q19 R eta i l W h o l e s a l e + 2 . 3% + 2 . 3% 8.7% 2.3% R e t a i l Wholesale 63% 37% Market Share in Loans (1) 16 . 9% 1 6 . 6% 16 . 7% 17 . 1% 16.7% 16.7% 17 . 1% 16.6% 16.7% 16.9% 1 6 . 8% 16.9% 1 6 . 8% 16.7% 16 . 9% 1 9 . 8% 2 0 . 0% 17 . 9% 17 . 8% 1 7 . 6% 2 Q 18 4 Q 18 3Q18 Total Loans Mortgage loans 10 1Q19 May - 19 Commercial loans Consumer Loans (1) Excluding operations of subsidiaries abroad. Our loan portfolio amounted to Ch $ 28 , 834 Bn . in the 2 Q 19 , reflecting an 8 . 7 % annual expansion when compared to the 2 Q 18 and a positive 2 . 3 % QoQ advance in comparison with the 1 Q 19 (or 9 . 5 % annualized) . The QoQ trend was mainly influenced by a boost in commercial loans. The performance by business segment was, as follows: The Retail Banking segment grew 11.1% YoY and 2.3% QoQ by posting Ch$18,044 Bn. in the 2Q19. These figures were mainly due to:  Personal banking loans (including consumer finance) that continued to show a double - digit expansion of 10 . 8 % YoY . On a QoQ basis, this banking unit posted a 2 . 3 % increase in balances . Most of the growth recorded in personal banking relied on the dynamism shown by residential mortgage loans, which boosted 11 . 6 % or Ch $ 822 Bn . YoY and, more importantly, 3 . 8 % or Ch $ 291 Bn . QoQ . A strong demand for housing and the heating up seen in the rental market has encouraged investors to increase borrowing . This trend was ratified by the last credit survey released by the Central Bank, which revealed a strenghtened demand for mortgage loans . These dynamics have also been fostered by an interest rate scenario in unprecedented lows, supported by the Central Bank’s decision of cutting the reference rate by 50 bps . in June . Thus, our quarterly origination peaked to the highest level of Ch $ 431 Bn . , which was up 45 . 0 % YoY and 11 . 4 % QoQ, while being accompanied by higher lending spreads . Instead, consumer loans recorded a tempered slowdown by growing 7 . 1% (Ch $ 281 Bn . ) YoY and declining 0 . 3 % QoQ . The decrease is consistent with figures released by the National Chamber of Commerce showing a YoY slide of 5% (real terms) in retail sales last May .  SME loans that remained strong by growing 12 . 4 % YoY and 2 . 0 % QoQ . We have continued to increase the share of wallet in this segment, as reflected by a 9 . 7 % YoY surge in the average ticket . This achievement has been possible thanks to both campaigns pursuing to increase customer proximity and the recently activated pre - approved program . In the 2 Q 19 , loan origination in this segment peaked to Ch $ 748 Bn . (+ 12 . 2 % YoY and + 5 . 2 % QoQ) . The 2 Q 19 was positive for our Wholesale segment by experiencing a YoY increase of 4 . 9% . Moreover, there was a significant QoQ surge in the 2 Q 19 with loans balances growing 2 . 3% .  The YoY increase was concentrated in Corporate Banking, due to: x Certain lending operations originated in the Multinational and Infrastructure banking unit, which has presented a solid upward trend in quarterly loan origination over the last three quarters by averaging a 16 . 1 % QoQ growth since the 3 Q 18 . On a YoY basis, the unit grew 25 . 4% (Ch $ 101 Bn . ) in quarterly loan origination and 22 . 5% (Ch $ 189 Bn . ) in loans balances . x Other corporate banking units that managed to grow 1 . 2 % YoY in loan balances . After a period of apparent reversal in the 1 Q 19 , these units posted a 1 . 2% (Ch $ 83 Bn . ) QoQ increase in loan balances, supported by advances of 15 . 4% (Ch $ 370 Bn . ) YoY and 13 . 0% (Ch $ 319 Bn . ) QoQ in quarterly origination .  Middle Market loans grew 8 . 6 % YoY and 1 . 2 % QoQ . We keep on strengthening the value offering for this segment, primarily by improving customer proximity . Consequently, loan origination rose 5 . 5 % YoY and, more importantly, 6 . 8 % QoQ in the 2 Q 19 . All in all, in the 2 Q 19 , we remained as the second largest bank in total loans with a market stake of 16 . 9% . As mentioned in the past, the YoY drop in market share is well explained by the consolidation of lending credit card loans (formerly managed by retailers) into the industry for an amount of approximately ~ 2 , 530 Bn . in the 4 Q 18 .

Funding & Capital flucuta Annualized Cost of Funding by Currency (1) (As of May31, 2019) 2 . 3% 2 . 1% 2.5% 2.4% 2.8% 2 . 0% 3.4% 3.7% 2.9% 2.6% B C H Bank 2 Bank 3 Bank 4 I n d u s t r y Ex BCH Local Currency Foreign Currency (1) Excludes the effect of results from hedge accounting Funding by Type of Lender 46% 3 9% 1 5 % Retail Lenders Financial Lenders Non - Financial Lenders Jun19 (11)bp Capital Adequacy Ratios (6)bp (14)bp ( 3 7)bp S h ar e ho l d e r s Equity Assets (BIS Ratio) Total Capital RWA 9. 2% 8. 3% 11 . 2% 14 . 1% 9. 1% 8. 2% 11 . 0% 13 . 7 % Jun-18 Tier I (Basic Capital) Assets Jun-19 Tier I (Basic Capital) RWA 11 Funding Structure In the 2 Q 19 , we have continued to be one of the leading banks in the local banking industry in terms of funding, particularly in local currency, by reaching an average cost of funds of 2 . 3 % as of May 31 , mainly supported by our strong customer base that provides us with a very stable source of funding from demand and time deposits . In fact, 55 % of our DDA balances (as of Jun 19 ) come from our personal banking and SMEs businesses . We believe this characteristic, along with our 26 . 9 % market share in terms of personal banking DDAs in the same period, supported by our excellent enrollment rate of new account holders that achieved a maximum quarterly figure of ~ 31 , 900 in the 2 Q 19 , fosters our ability to remain leaders in funding within the Chilean banking industry . Beyond DDAs, 39 % of our funding comes from retail lenders as DDAs or TDs, providing us with a solid source of core funding, which is reflected by a 30 - day moving average renewal rate of retail time deposits that hovers around 75 % in the mid - term . As for long - term debt placements, we have been less active than previous quarters, although we keep on looking out opportunities . In the 2 Q 19 , we carried out two debt issuances denominated in UF in the local market amounting to Ch $ 141 . 5 Bn . (~USD 208 million), both with two - year maturities . Also, we carried out a debt placement overseas by ~USD 93 million (JPY - denominated bond) . Capital Adequacy As of June 30 , 2019 , our equity accounted for Ch $ 3 , 392 Bn . , which represented a 7 . 1% (Ch $ 225 Bn . ) YoY increase . This variation was mainly explained by :  An increase of approximately Ch $ 154 . 1 Bn . in retained earnings, explained by the retention of 30 % of the net distributable earnings obtained in 2018 , as explained in the 1 Q 19 Earnings Report .  A YoY growth of 13 . 9% , equivalent to Ch $ 85 . 7 Bn . , in reserves . This increase was mostly due to our practice of retaining the equivalent to the effect of inflation (2018) on our shareholders’ equity . This rule was reaffirmed for 2019 in the shareholders’ annual meeting held in March 2019 . These factors were partly offset by : (i) a decrease of Ch $ 4 . 7 Bn . in YTD earnings, net of provisions for minimum dividends, when compared to the 2 Q 18 , and (ii) a YoY drop of Ch $ 10 . 1 Bn . in other equity accounts, largely explained by the impact of interest rate shifts, particularly due to the decrease in CLF rates, on our hedge accounting structures, which was partly offset by fair value gains associated with our AFS portfolio, as a result of lower credit spreads on bonds issued off - shore by Chilean issuers . As for capital adequacy ratios, despite the positive changes in our equity accounts, the positive expansion shown by our balance sheet in the last two quarters of 2018 and 2019 year - to - date, particularly in loans, prompted a YoY decrease of 37 bp . in our BIS Ratio, from 14 . 1 % in the 2 Q 18 to 13 . 7 % in the 2 Q 19 . Similarly, our Tier I ratio (on RWA) stood at 11 . 0 % in June 19 , denoting a YoY contraction of 14 bp . All of our capital indicators, including the leverage ratio ( 8 . 2 % in the 2 Q 19 ), remained well above the regulatory thresholds .

Consolidated Statement of Income (Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$)) Interest revenue and expense 12 2Q18 MCh$ Quarters 1Q19 2Q19 MCh$ MCh$ 2Q19 MUS$ % Change 2Q19/2Q18 2Q19/1Q19 Jun - 18 MCh$ Year Ended Jun - 19 MCh$ Jun - 19 MUS$ % Change Jun - 19/Jun - 18 Interest revenue 4 95 , 9 5 3 43 0 , 654 6 0 1 , 029 88 5 .5 21.2% 39.6% 9 65 , 8 3 1 1 , 03 1 , 683 1 , 5 20 .0 6.8 % Interest expense ( 1 6 4 , 9 4 0) ( 129 , 6 84) ( 23 4 , 89 9 ) (346.1) 42.4% 81.1% ( 3 1 8 , 3 0 1 ) ( 364 , 5 83) ( 5 37 . 2 ) 14.5 % Net interest income 3 31 , 0 1 3 30 0 , 970 3 6 6 , 130 53 9 .4 10.6% 21.6% 6 47 , 5 3 0 66 7 , 100 9 82 .9 3.0 % Fees and commissions Income from fees and commissions 1 26 , 6 9 3 13 4 , 223 1 4 5 , 448 21 4 .3 14.8% 8.4% 2 49 , 1 9 8 27 9 , 671 4 12 .1 12.2 % Expenses from fees and commissions ( 3 6 , 6 3 0 ) ( 30 , 8 13) ( 3 3 , 21 4 ) (48.9) (9.3) % 7.8% ( 6 9 , 9 7 4) ( 64 , 0 27) ( 94 . 3) (8.5) % Net fees and commissions income 90 , 0 6 3 10 3 , 410 1 1 2 , 234 16 5 .4 24.6% 8.5% 1 79 , 2 2 4 21 5 , 644 3 17 .7 20.3 % Net Financial Operating Income 50 , 0 3 5 8,566 3 4 , 865 5 1 .4 (30.3) % 307.0% 52 , 1 4 1 4 3 , 431 64 .0 (16.7) % Foreign exchange transactions, net ( 1 8 , 2 1 0 ) 16,117 1 6 , 274 2 4 .0 - 1.0% 7 , 2 7 3 3 2 , 39 1 47 .7 345.4 % Other operating income 4 , 4 1 2 15,533 8 , 813 1 3 .0 99.8% (43.3) % 16 , 0 6 4 2 4 , 346 35 .9 51.6 % Total Operating Revenues 4 57 , 3 1 3 44 4 , 596 5 3 8 , 316 79 3 .1 17.7% 21.1% 9 02 , 2 3 2 98 2 , 912 1 , 4 48 .2 8.9 % Provisions for loan losses ( 5 3 , 8 1 0) ( 89 , 1 56) ( 6 7 , 95 9 ) (100.1) 26.3% (23.8) % ( 1 2 4 , 7 5 5 ) ( 157 , 1 15) ( 2 31 . 5 ) 25.9 % Operating revenues, net of provisions for loan losses 4 03 , 5 0 3 35 5 , 440 4 7 0 , 357 69 3 .0 16.6% 32.3% 7 77 , 4 7 7 82 5 , 797 1 , 2 16 .7 6.2 % Operating expenses Personnel expenses ( 1 0 2 , 1 3 2) ( 113 , 5 55) ( 11 5 , 37 2 ) (170.0) 13.0% 1.6% ( 2 0 9 , 8 9 8 ) ( 228 , 9 27) ( 3 37 . 3 ) 9.1 % Administrative expenses ( 8 2 , 8 2 5) ( 78 , 9 94) ( 8 7 , 32 9 ) (128.7) 5.4% 10.6% ( 1 6 2 , 1 7 3 ) ( 166 , 3 23) ( 2 45 . 1 ) 2.6 % Depreciation and amortization ( 9 , 3 0 0 ) ( 17 , 2 03) ( 1 7 , 46 2 ) (25.7) 87.8% 1.5% ( 1 8 , 4 7 1) ( 34 , 6 65) ( 51 . 1) 87.7 % Impairments - (6) ( 81 6 ) ( 1 . 2 ) - 13,500.0% ( 1 1) (822) ( 1 . 2 ) 7,372.7 % Other operating expenses ( 1 7 , 3 7 5) ( 11 , 0 66) ( 1 0 , 72 0 ) (15.8) (38.3) % (3.1) % ( 2 5 , 3 2 6) ( 21 , 7 86) ( 32 . 1) (14.0) % Total operating expenses ( 2 1 1 , 6 3 2) ( 220 , 8 24) ( 23 1 , 69 9 ) (341.4) 9.5% 4.9% ( 4 1 5 , 8 7 9 ) ( 452 , 5 23) ( 6 66 . 7 ) 8.8 % Net operating income 1 91 , 8 7 1 13 4 , 616 2 3 8 , 658 35 1 .6 24.4% 77.3% 3 61 , 5 9 8 37 3 , 274 5 50 .0 3.2 % Income attributable to affiliates 2 , 9 9 1 1 , 11 0 2 , 86 3 4 .2 (4.3) % 157.9% 4 , 1 4 8 3 , 973 5 .9 (4.2) % Income before income tax 1 94 , 8 6 2 13 5 , 726 2 4 1 , 521 35 5 .8 23.9% 77.9% 3 65 , 7 4 6 37 7 , 247 5 55 .8 3.1 % Income tax ( 3 2 , 2 9 9 ) ( 34 , 1 89) ( 4 9 , 39 5 ) (72.8) 52.9% 44.5% ( 6 0 , 5 3 2) ( 83 , 5 84) ( 1 23 . 1 ) 38.1 % Net Income for the period 1 62 , 5 6 3 10 1 , 537 1 9 2 , 126 28 3 .1 18.2% 89.2% 3 05 , 2 1 4 29 3 , 663 4 32 .7 (3.8) % Non - Controlling interest - - - - - - - - - - Net Income attributable to bank’s owners 1 62 , 5 6 3 10 1 , 537 1 9 2 , 126 28 3 .1 18.2% 89.2% 3 05 , 2 1 4 29 3 , 663 4 32 .7 (3.8) % These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 678 . 7 per US $ 1 . 00 as of June 30 , 2019 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English .

Selected Financial Information (Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$)) ASSETS J un - 18 MCh$ M ar - 1 9 MCh$ J u n - 1 9 MCh$ J un - 19 M U S $ % Change Jun - 19/Jun - 18 Jun - 19/Mar - 19 Cash and due from banks 1 , 011 , 646 9 93 , 892 1 , 150 , 6 8 2 1 , 6 95 . 4 13.7% 15.8 % Transactions in the course of collection 604 , 874 8 24 , 271 1 , 023 , 4 9 1 1 , 5 08 . 0 69.2% 24.2 % Financial Assets held - for - trading 1 , 299 , 202 1 , 9 13 , 981 1 , 550 , 1 5 8 2 , 2 83 . 9 19.3% (19.0) % Receivables from repurchase agreements and security borrowings 94 , 300 90 , 259 93 , 9 8 2 1 38 . 5 (0.3) % 4.1 % Derivate instruments 1 , 368 , 981 1 , 1 68 , 896 1 , 435 , 7 6 4 2 , 1 15 . 4 4.9% 22.8 % Loans and advances to Banks 1 , 301 , 776 9 14 , 911 1 , 191 , 8 4 6 1 , 7 56 . 0 (8.4) % 30.3 % Loans to customers, net Commercial loans 14 , 717 , 793 15 , 4 92 , 228 1 5 , 839 , 1 2 7 23 , 3 36 . 4 7.6% 2.2 % Residential mortgage loans 7 , 654 , 225 8 , 2 24 , 726 8 , 538 , 9 7 4 12 , 5 80 . 8 11.6% 3.8 % Consumer loans 4 , 145 , 026 4 , 4 68 , 810 4 , 455 , 7 0 8 6 , 5 64 . 8 7.5% (0.3) % Loans to customers 26 , 517 , 044 28 , 1 85 , 764 2 8 , 833 , 8 0 9 42 , 4 82 . 0 8.7% 2.3 % Allowances for loan losses (560 , 0 59) (6 2 9 , 474) (628 , 2 0 9) ( 9 25 . 6) 12.2% (0.2) % Total loans to customers, net 25 , 956 , 985 27 , 5 56 , 290 2 8 , 205 , 6 0 0 41 , 5 56 . 4 8.7% 2.4 % Financial Assets Available - for - Sale 1 , 437 , 807 1 , 3 12 , 347 1 , 243 , 1 7 7 1 , 8 31 . 6 (13.5) % (5.3) % Financial Assets Held - to - maturity - - - - - Investments in other companies 41 , 588 45 , 714 47 , 6 9 4 70 . 3 14.7% 4.3 % Intangible assets 45 , 542 53 , 025 54 , 4 2 3 80 . 2 19.5% 2.6 % Property and Equipment 212 , 743 2 20 , 372 218 , 5 2 5 3 22 . 0 2.7% (0.8) % Leased assets - 1 5 5 , 50 2 156 , 6 7 1 2 30 . 8 - 0.8 % Current tax assets 19 , 074 524 3 8 8 0 . 6 (98.0) % (26.0) % Deferred tax assets 260 , 356 2 76 , 563 319 , 9 2 2 4 71 . 4 22.9% 15.7 % Other assets 705 , 971 5 65 , 812 562 , 3 4 2 8 28 . 5 (20.3) % (0.6) % Total Assets 34 , 360 , 845 36 , 0 92 , 359 3 7 , 254 , 6 6 5 54 , 8 88 . 8 8.4% 3.2 % LIABILITIES & EQUITY Jun - 18 MCh$ Mar - 19 MCh$ Jun - 19 MCh$ Jun - 19 MUS$ % Change Jun - 19/Jun - 18 Jun - 19/Mar - 19 Liabilities Current accounts and other demand deposits 9 , 290 , 377 9 , 6 00 , 304 9 , 600 , 7 8 8 14 , 1 45 . 2 3.3% 0.0 % Transactions in the course of payment 384 , 199 5 78 , 260 727 , 5 4 7 1 , 0 71 . 9 89.4% 25.8 % Payables from repurchase agreements and security lending 304 , 543 2 81 , 042 261 , 1 2 0 3 84 . 7 (14.3) % (7.1) % Saving accounts and time deposits 10 , 482 , 294 11 , 2 63 , 020 1 0 , 798 , 9 0 9 15 , 9 10 . 5 3.0% (4.1) % Derivate instruments 1 , 465 , 975 1 , 2 59 , 524 1 , 572 , 6 2 1 2 , 3 17 . 0 7.3% 24.9 % Borrowings from financial institutions 1 , 177 , 292 1 , 3 75 , 919 1 , 596 , 6 5 5 2 , 3 52 . 4 35.6% 16.0 % Debt issued 6 , 963 , 467 7 , 4 05 , 294 7 , 863 , 8 0 7 11 , 5 86 . 1 12.9% 6.2 % Other financial obligations 144 , 150 1 10 , 793 171 , 2 8 4 2 52 . 4 18.8% 54.6 % Lease liabilities - 1 5 3 , 89 6 155 , 3 7 3 2 28 . 9 - 1.0 % Current tax liabilities 1 , 706 30 , 670 74 , 3 8 9 1 09 . 6 4,260.4% 142.5 % Deferred tax liabilities - 2 5 - - - (100.0) % Provisions 510 , 201 3 99 , 679 506 , 9 2 8 7 46 . 9 (0.6) % 26.8 % Other liabilities 468 , 947 3 32 , 983 532 , 5 9 3 7 84 . 7 13.6% 59.9 % Total liabilities 31 , 193 , 151 32 , 7 91 , 409 3 3 , 862 , 0 1 4 49 , 8 90 . 3 8.6% 3.3 % Equity of the Bank’s owners Capital 2 , 418 , 833 2 , 4 18 , 833 2 , 418 , 8 3 3 3 , 5 63 . 8 0.0% 0.0 % Reserves 617 , 689 7 03 , 453 703 , 3 1 7 1 , 0 36 . 2 13.9% (0.0) % Other comprehensive income (34 , 7 05) ( 3 2 , 140) (44 , 8 2 4) ( 66 . 0) 29.2% 39.5 % Retained earnings from previous periods 16 , 060 1 70 , 188 170 , 1 7 1 2 50 . 7 959.6% (0.0) % Income for the period 305 , 214 1 01 , 537 293 , 6 6 3 4 32 . 7 (3.8) % 189.2 % Provisions for minimum dividends (155 , 3 98) ( 6 0 , 922) (148 , 5 1 0) ( 2 18 . 8) (4.4) % 143.8 % Non - Controlling Interest 1 1 1 0 . 00 0.0% 0.0 % Total equity 3 , 167 , 694 3 , 3 00 , 950 3 , 392 , 6 5 1 4 , 9 98 . 5 7.1% 2.8 % Total Liabilities & Equity 34 , 360 , 845 36 , 0 92 , 359 3 7 , 254 , 6 6 5 54 , 8 88 . 8 8.4% 3.2% 13 These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 678 . 7 per US $ 1 . 00 as of June 30 , 2019 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English .

Selected Financial Information (Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$)) Key Performance Ratios 2Q18 Quarter 1Q19 2Q19 Jun - 18 Year Ended Mar - 19 Jun - 19 Earnings per Share (1) (2) Net income per Share (Ch$) 1 . 6 3 1 . 0 1 1.90 3.07 1.01 2 . 91 Net income per ADS (Ch$) 32 6 . 9 4 2 0 1 . 0 3 3 80.38 6 13.84 201.03 58 1 . 4 1 Net income per ADS (US$) 0 . 5 0 0 . 3 0 0.56 0.94 0.30 0 . 86 Book value per Share (Ch$) 3 1 . 8 5 3 2 . 6 8 33.58 31.85 32.68 3 3 . 5 8 Shares outstanding (Millions) 99,4 4 4 10 1 , 0 17 1 0 1 , 0 1 7 9 9,444 1 01,017 101,017 Profitability Ratios (3)(4) Net Interest Margin 4 . 4 6% 3.79% 4.54% 4.37% 3.7 9% 4 . 1 6% Net Financial Margin 4 . 8 8% 4.10% 5.17% 4.77% 4.1 0% 4 . 6 4% Fees & Comm. / Avg. Interest Earnings Assets 1 . 2 1% 1.30% 1.39% 1.21% 1.3 0% 1 . 3 5% Operating Revs. / Avg. Interest Earnings Assets 6 . 1 6% 5.59% 6.67% 6.08% 5.5 9% 6 . 1 4% Return on Average Total Assets 1 . 9 3% 1.13% 2.11% 1.82% 1.1 3% 1 . 6 3% Return on Average Equity 2 0 . 7 5% 1 2.21% 22.94% 19.48% 12.2 1% 1 7 . 5 9 % Capital Ratios Equity / Total Assets 9 . 2 2% 9.15% 9.11% 9.22% 9.1 5% 9 . 1 1% Tier I (Basic Capital) / Total Assets 8 . 2 6% 8.17% 8.20% 8.26% 8.1 7% 8 . 2 0% Tier I (Basic Capital) / Risk - Wighted Assets 1 1 . 1 6% 1 1.03% 11.02% 11.16% 11.0 3% 1 1 . 0 2 % Total Capital / Risk - Weighted Assets 1 4 . 0 5% 1 3.74% 13.68% 14.05% 13.7 4% 1 3 . 6 8 % Credit Quality Ratios Total Past Due / Total Loans to Customers 1 . 1 9% 1.18% 1.12% 1.19% 1.1 8% 1 . 1 2% Allowance for Loan Losses / Total Past Due 1 7 6 . 9 9% 1 8 9.87% 1 93.93% 176.99% 189.8 7% 19 3 . 9 3% Impaired Loans / Total Loans to Customers 2 . 9 3% 2.82% 2.80% 2.93% 2.8 2% 2 . 8 0% Loan Loss Allowances / Impaired Loans 7 1 . 9 7% 7 9.23% 77.73% 71.97% 79.2 3% 7 7 . 7 3 % Loan Loss Allowances / Total Loans to Customers 2 . 1 1% 2.23% 2.18% 2.11% 2.2 3% 2 . 1 8% Loan Loss Provisions / Avg. Loans to Customers (4) 0 . 8 2% 1.27% 0.96% 0.97% 1.2 7% 1 . 1 2% Operating and Productivity Ratios Operating Expenses / Operating Revenues 4 6 . 2 8% 4 9.67% 43.04% 46.09% 49.6 7% 4 6 . 0 4 % Operating Expenses / Average Total Assets (3) (4) 2 . 5 1% 2.47% 2.54% 2.49% 2.4 7% 2 . 5 1% Balance Sheet Data (1)(3) Avg. Interest Earnings Assets (million Ch$) 29,716,0 8 7 31,79 0 , 2 83 32,2 7 8 , 5 5 3 2 9 , 6 6 2,680 3 1 , 7 90,283 3 2 , 0 34,418 Avg. Assets (million Ch$) 33,752,4 6 3 35,78 7 , 9 62 36,4 7 0 , 8 4 5 3 3 , 4 4 9,929 3 5 , 7 87,962 3 6 , 1 29,404 Avg. Equity (million Ch$) 3,134,1 6 5 3,32 6 , 2 66 3,35 0 , 3 09 3 , 1 3 3,124 3 , 3 26,266 3,338,288 Avg. Loans to customers (million Ch$) 26,094,9 7 2 27,98 4 , 5 82 28,3 6 0 , 2 1 5 2 5 , 7 2 2,993 2 7 , 9 84,582 2 8 , 1 72,399 Avg. Interest Bearing Liabilities (million Ch$) 18,531,3 0 8 20,04 2 , 0 97 20,1 9 5 , 6 7 0 1 8 , 2 6 5,831 2 0 , 0 42,097 2 0 , 1 18,884 Risk - Weighted Assets (Million Ch$) 28,371,6 9 4 29,92 0 , 4 35 30,7 7 6 , 9 8 7 2 8 , 3 7 1,694 2 9 , 9 20,435 3 0 , 7 76,987 Additional Data Exchange rate (Ch$/US$) 65 3 . 9 0 6 7 9 . 7 2 6 78.73 6 53.90 679.72 67 8 . 7 3 Employees (#) 13,9 6 4 1 3 , 8 3 7 1 3 , 8 0 7 1 3,964 13,837 13,807 Branches (#) 3 9 6 3 8 9 3 8 2 396 389 382 Notes (1) Figures are expressed in nominal Chilean pesos. (2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period. (3) Ratios consider daily average balances. (4) Annualized data. 14 These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 678 . 7 per US $ 1 . 00 as of March 31 , 2019 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English .

Summary of differences between Chile GAAP and IFRS The most significant differences are as follows:  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling - of - interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations” . Under IFRS 3 , the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised .  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach . Under IFRS 9 “Financial instruments” allowances for loan losses should be calculated on a discounted basis under the “expected credit loss” model that focuses on the risk that an asset will default rather than whether a loss has actually been incurred or not .  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written - off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks . Under IFRS, these assets are deemed non - current assets held - for - sale and their accounting treatment is set by IFRS 5 “Non - current assets held for sale and Discontinued operations” . In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower . Accordingly, under IFRS these assets are not written off unless impaired .  Chilean companies are required to distribute at least 30 % of their net income to shareholders unless a majority of shareholders approve the retention of profits . In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60 % of the period net income, as permitted by the Chilean Superintendency of Banks . Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i . e . , 30 % as required by Chilean Corporations Law . Forward - Looking Information The information contained herein incorporates by reference statements which constitute ’‘forward - looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance . Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies . You should be aware that any such forward - looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward - looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control . The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements . Factors that could cause actual results to differ materially and adversely include, but are not limited to:  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America ;  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies ;  unexpected developments in certain existing litigation ;  increased costs ;  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms . Undue reliance should not be placed on such statements, which speak only as of the date that they were made . Our independent public accountants have not examined or compiled the forward - looking statements and, accordingly, do not provide any assurance with respect to such statements . These cautionary statements should be considered in connection with any written or oral forward - looking statements that we may issue in the future . We do not undertake any obligation to release publicly any revisions to such forward - looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Contacts Pablo Mejia Head of Investor Relations Investor Relations | Banco de Chile  (56 - 2) 2653.3554  pmejiar@bancochile.c l Daniel Galarce Head of Financial Control Financial Control Area | Banco de Chile  (56 - 2) 2653.0667  dgalarce@bancochile.c l

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29th, 2019

Banco de Chile

By:	/S/ Eduardo Ebensperger O.
Eduardo Ebensperger O. CEO

17